EXHIBIT 8.2




                    [Davis Polk & Wardwell Letterhead]

                                                       __________ __, 1999


Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, NJ 07061-1615

Ladies and Gentlemen:

               We have acted as counsel for Chubb Corporation, a New Jersey corporation ("Chubb"), in connection with the merger (the "Merger") of Excalibur Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Chubb, with and into Executive Risk Inc., a Delaware corporation ("Executive Risk"), pursuant to an Agreement and Plan of Merger dated as of February 6, 1999 (the "Agreement")(*), among Chubb, Executive Risk and Excalibur Acquisition, Inc. Under the Agreement each issued and outstanding Company Common Share(**) will be converted into the right to receive 1.235 Parent Shares.

               In that connection, you have requested, pursuant to Section 9.03(c) of the Agreement, our opinion regarding certain federal income tax consequences of the Merger. In providing our opinion, we have examined and relied upon the Agreement, the Proxy Statement/Prospectus dated [
  , 1999] (the "Proxy Statement/Prospectus"), and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have (i) assumed that the Merger will be consummated in accordance with the provisions of the Agreement and (ii) relied on the representations made to us by Chubb and Executive Risk in their
respective letters to us dated [               ], 1999, which were delivered
to us for purposes of this opinion.

               Based upon and subject to the foregoing, in our opinion the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

               We are members of the Bar of the State of New York. The opinions expressed herein are based upon existing statutory, regulatory and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinions are based solely on the documents that we have examined, and the statements contained in the letters from Chubb and Executive Risk referred to above. Our opinions cannot be relied upon if any of the facts pertinent to the federal income tax treatment of the Merger stated in such documents is, or later becomes, inaccurate, or if any of the statements contained in the letters from Chubb or Executive Risk referred to above are, or later become, inaccurate or incomplete. Finally, our opinions are limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger or any other transactions.

               We are furnishing this opinion solely to you in connection with the transactions contemplated by the Agreements, and it is not to be relied upon, used, circulated, quoted, or otherwise referred to for any other purpose or by any other party without our prior written consent.

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(*)  References contained in this opinion to the Agreement include each document attached as an exhibit or annex.
(**) Capitalized terms used herein and not otherwise defined have the meanings set forth in the Agreement.

               We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions "Certain United States Federal Income Tax Consequences" and "Legal Matters" in the Proxy Statement/Prospectus. The issuance of such consent does not concede that we are an "expert" for the purposes of the Securities Act of 1933.

                      Very truly yours,